
September 16, 2025

Daniel Tellechea
Interim Chief Executive Officer
Largo Inc.
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario
M5X 1G5
Canada

      Re: Largo Inc.
          Registration Statement on Form F-3
          Filed September 10, 2025
          File No. 333-290163

Dear Daniel Tellechea:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch at 202-551-8749 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Darin R. Renton, Esq.